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Exhibit (a)(1)(C)

SUMMARY OF TERMS OF OPTION EXCHANGE

RESPONSE DUE BEFORE 5:00 P.M., PACIFIC STANDARD TIME, ON NOVEMBER 15, 2001

    You must check your election, sign and date the Election Form and return the Election Form to Human Resources before 5:00 p.m., Pacific Standard Time, on November 15, 2001 (or a later expiration date if MIPS Technologies, Inc. extends the offer). If you have any questions regarding the process for returning the Election Form, please contact Human Resources, Attention Trish Leeper, via email at trish@mips.com or by telephone at (650) 567-5154

    The following summarizes the principal terms and conditions of the Offer to Exchange outstanding stock options. Please also read the enclosed Offer to Exchange in its entirety, because the information in this summary is not complete and does not contain all of the information relevant to your decision to participate in the Offer.

    Which Options are Eligible Options?  All outstanding options to purchase Class A Common Stock (the "Common Stock") granted under our 1998 Long-Term Incentive Plan and held by employees of MIPS Technologies, Inc. (the "Company" or "MIPS") (each an "Eligible Participant") are "Eligible Options." If you wish to accept this Offer with respect to any or all of your Eligible Options, you must exchange all of your Eligible Options granted on or after April 11, 2001. For example, if you were granted an option on May 9, 2000 and a second option on June 1, 2001, and you elect to accept this Offer with respect to the May 9, 2000 option, you must exchange all of your shares subject to the June 1, 2001 option grant as well.

    Who Can Participate in the Exchange?  You can elect to surrender for cancellation any Eligible Options if you are an Eligible Participant on November 15, 2001. Termination of your employment with the Company on or before November 15, 2001 will automatically revoke any election that you make to participate in the Offer.

    How Many Replacement Options Will I Receive?  For those employees who elect to participate in the Offer, on or before November 15, 2001 (or a later date if MIPS extends the Offer) the Company will grant you replacement options ("Replacement Options") for the same number of Eligible Options that were cancelled. The exercise price per share of the Replacement Options will be equal to the closing price of the Company's Common Stock as reported on the Nasdaq National Market on the date of grant or, in the case of executive officers listed on Schedule A of the Offer to Exchange ("Officers"), the higher of the closing price of the Company's Common Stock as reported on Nasdaq National Market on the date of grant or on the date of cancellation. The number of option shares to be represented by the Replacement Options will be adjusted for any stock splits, stock dividends, recapitalizations or similar transactions that may occur between November 15, 2001 (or a later expiration date if MIPS extends the Offer) and the date the Replacement Options are granted. You can view a summary of your stock option grant(s) on your personal E*Trade option account at www.etrade.com or by sending a request to ann@mips.com.

    When will I receive my Replacement Options?  The Replacement Options will be granted on or after May 17, 2002 (or a later date if MIPS extends the Offer), but in any event, within two weeks after May 17, 2002 or said later date. Moreover, if you accept the Offer and exchange all or part of your Eligible Options, we cannot for accounting reasons grant you any additional stock options until, at the earliest, May 17, 2002.

    What happens if I accept the Offer and tender one or more of my Eligible Options but I am no longer employed by the Company on the grant date of the Replacement Options?  If you accept the Offer to exchange any of your Eligible Options and are subsequently, for any reason, no longer employed by us on the grant date for the Replacement Options, you will not receive any Replacement Options for your Eligible Options that have been cancelled, and your cancelled options will not be reinstated. Participation in this Offer does not confer upon you the right to remain employed by us.

    If I am a French employee subject to the French Sub-Plan under the 1998 Plan, am I subject to the same terms as described in the Offer to Exchange?  If you are a French employee subject to the French Sub-Plan under the 1998 Plan, you are subject to the terms of the Offer to Exchange as modified in Appendix A.

    What will be the Exercise Price of the Replacement Options?  The Replacement Options will have an exercise price equal to the closing price of the Company's Common Stock as reported on the Nasdaq National Market on the date of grant or, in the case of Officers, the higher of the closing price of the Company's common stock as reported on Nasdaq National Market on the date of grant or on the date of cancellation. We cannot guarantee that the Replacement Options will have a lower exercise price than the Eligible Options. Therefore, we recommend that you obtain current market quotations for our Common Stock before deciding whether to elect to exchange your options. Replacement Options for Eligible Options granted subject to a subplan will also be subject to the subplan and will have different terms and conditions as set forth in Appendix A hereto.

    What will be the Vesting Period of the Replacement Options?  Twelve percent (12%) of the shares covered by the Replacement Options will vest immediately upon the date of grant and the remaining eighty-eight percent (88%) of the shares covered by the Replacement Options will vest in equal amounts monthly thereafter over the next thirty-six (36) months (assuming your continued employment by or continued service with the Company through such dates).

    What is the Expiration Date of the Replacement Options?  The Replacement Options will have a maximum option term of ten years from the date of grant.

    Can I cancel the remaining portion of an Eligible Option that I have already partially exercised?  Yes, the remaining outstanding, unexercised portion of an Eligible Option can be cancelled. The number of shares that are subject to each Eligible Option that is cancelled will be included in a Replacement Option granted no earlier than May 17, 2002 equal to the number of shares that were subject to all Eligible Options cancelled.

    Does the Company Have a Recommendation with Respect to the Offer?  While the Company's Board of Directors has approved the Offer, each individual holding Eligible Options will need to arrive at his or her own decision whether or not to participate in the Offer based on individual circumstances. We cannot guarantee that the Replacement Options will have a lower exercise price than the Eligible Options. The Board of Directors recognizes that the decision to accept is an individual one that should be based on a variety of factors and you should consult with your personal advisors if you have questions about your financial or tax situation.

    What Happens to My Eligible Options if I Accept the Offer?  If you accept the Offer, the Eligible Options that you choose to exchange will be cancelled, and you will have no further right or interest in them, whether vested or unvested. In addition, if you accept the Offer, in order to avoid adverse accounting consequences to the Company, all stock options granted to you since April 11, 2001 must be exchanged, and you will not be eligible to receive any new options before May 17, 2002, at the earliest.

    What is the Tax Treatment of the Replacement Options?  Each Replacement Option will be a nonqualified stock option and, under U.S. tax laws, will not be eligible for the special tax treatment that applies to incentive stock options. You should consult with your tax advisor with respect to all tax matters.

    What are the tax consequences of the offer on non-U.S. employees?  If you are a non-U.S. employee, we recommend that you consult with your tax advisor to determine the tax consequences of the Offer.

    What happens to my options if I do not accept the offer?  Nothing. If you do not accept the Offer, you will keep all of your current options, and no changes will be made to your current options. However, if you currently have incentive stock options that are Eligible Options under this Offer and you do not accept the Offer, see Question 18 in the Offer to Exchange. Furthermore, if you do not accept the Offer you will not receive Replacement Options.

    Under what circumstances would the company not accept my options?  We currently expect that we will accept promptly after the expiration date all Eligible Options that are properly submitted to be exchanged and the election has not been validly withdrawn. We may, however, reject any or all Election Forms, Notice of Change in Election Forms or exchanged options to the extent that we determine they were not properly executed or delivered, to the extent that we determine it is unlawful to accept the exchanged options or to the extent certain conditions exist which in our reasonable judgment makes it inadvisable to proceed with the Offer (see Sections 3, 5 and 6 in the Offer to Exchange).

    What Happens if I Do Not Accept the Offer?  If you do not accept the Offer, or if we do not accept the options you elect to exchange (see Question 22 in the Offer to Exchange), you will keep all of your Eligible Options, and you will not receive any Replacement Options under this Offer. In that case, no changes will be made to your Eligible Options.

    Can I Change My Mind?  Yes. After you turn in the Election Form, you can change your election at any time on or prior to the November 15, 2001 deadline by delivering a signed change in election form to Human Resources before 5:00 p.m., Pacific Standard Time, on November 15, 2001 (unless MIPS extends the deadline). Human Resources can provide you with a form for a change in election. The form has also been included in the information emailed to you.

    After I am granted Replacement Options, what happens if those Replacement Options end up underwater?  We are conducting this Offer only at this time. This, therefore, is considered a one-time offer and is not expected to be repeated again in the future. As your stock options granted by MIPS generally are valid for up to ten years from the date of initial grant, subject to continued service with the Company, the price of our Common Stock may appreciate over the long term even if your options are underwater for some period of time after the grant date of the Replacement Options. HOWEVER, WE CAN PROVIDE NO ASSURANCE AS TO THE PRICE OF OUR COMMON STOCK AT ANY TIME IN THE FUTURE, AND NOTHING CONTAINED IN THIS DOCUMENT OR THE OTHER DOCUMENTS YOU RECEIVE RELATING TO THIS OFFER SHOULD BE INTERPRETED IN ANY WAY AS A CLAIM RELATING TO THE FUTURE PROSPECTS OF THE PRICE OF OUR COMMON STOCK, NOR SHOULD ANY INFERENCE ABOUT SUCH FUTURE PROSPECTS BE DRAWN FROM ANYTHING CONTAINED HEREIN OR THEREIN.

    What Do I Need To Do?  Whether you accept the Offer or not, you need to make your election, sign the Election Form and ensure delivery of the Election Form to Human Resources at MIPS before 5:00 p.m., Pacific Standard Time, on November 15, 2001 (or a later expiration date if MIPS extends the Offer). The Election Form may be sent via mail, courier, electronic mail or facsimile. Your Election Form must be received by Human Resources before 5:00 p.m., Pacific Standard Time, on November 15, 2001 (or a later expiration date if MIPS extends the Offer), not merely placed in the mail or other delivery system by the expiration time. If sent by email or facsimile, originals should be promptly sent by mail, courier or hand-delivered and must be received by November 22, 2001.

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SUMMARY OF TERMS OF OPTION EXCHANGE RESPONSE DUE BEFORE 5:00 P.M., PACIFIC STANDARD TIME, ON NOVEMBER 15, 2001